Exhibit 99.1

CooTek Announces Third Quarter 2019 Unaudited Results

SHANGHAI, China, November 18, 2019 — CooTek (Cayman) Inc. (NYSE: CTK) (“CooTek” or the “Company”), a fast-growing global mobile internet company, today reported unaudited financial results for the third quarter ended September 30, 2019.

Third Quarter 2019 Financial Highlights

•                      Net revenue was US$31.3 million, a decrease of 15% from US$36.8 million during the same period last year.

•                      Gross profit was US$27.4 million, a decrease of 18% from US$33.4 million during the same period last year. Gross profit margin was 87.5%, a decrease of 3.2% year-over-year.

•                      Net loss was US$16.2 million, compared to net income US$2.8 million during the same period last year.

•                      Adjusted net loss1 (Non-GAAP) was US$15.4 million, compared to adjusted net income (Non-GAAP) of US$3.5 million during the same period last year.

Third Quarter 2019 Operational Highlights

•                      The average daily active users (“DAUs”) of the Company’s global products2 were 164.7 million in September 2019 compared to 143.9 million in September 2018, an increase of 14% year-over-year.

•                      The average monthly active users (“MAUs”) of the Company’s global products2 were 252.6 million in September 2019 compared to 213.7 million in September 2018, an increase of 18% year-over-year.

•                      The average DAUs of the Company’s portfolio products3 were 23.9 million in September 2019 compared to 11.0 million in September 2018, an increase of 117% year-over-year.

•                      The average MAUs of the Company’s portfolio products3 were 67.5 million in September 2019 compared to 33.7 million in September 2018, an increase of 100% year-over-year.

•       The user engagement4 of the Company’s portfolio products in September 2019 was approximately 35%, compared to approximately 33% in September 2018.

•                      The average DAUs of TouchPal Smart Input were 140.8 million in September 2019 compared to 132.9 million in September 2018, an increase of 6% year-over-year.

•                      The average MAUs of TouchPal Smart Input were 185.1 million in September 2019 compared to 180.0 million in September 2018, an increase of 3% year-over-year.

•                      The user engagement of TouchPal Smart Input in September 2019 was approximately 76%, compared to approximately 74% in September 2018.

1  “Adjusted net income (loss)” (Non-GAAP) is a non-GAAP measure, which is defined as net income (loss) excluding share-based compensation. For further information, please see “Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” at the bottom of this release.

2  “global products” is to the mobile applications that we develop and provide to our users and business partners, which excludes TouchPal Phonebook. TouchPal Phonebook targets the Chinese domestic market and is different from TouchPal Smart Input and portfolio products that are designed for the global market (including China).

3  “portfolio products” is to the mobile applications that we develop and provide to our users and business partners, which exclude TouchPal Smart Input and TouchPal Phonebook.

4  User engagement is calculated by dividing DAUs by MAUs of certain products for a certain period.

	Portfolio Products			TouchPal Smart Input
	DAUs	MAUs	User Engagement	DAUs	MAUs	User Engagement
	(in millions, except for the percentages)

Mar’ 17	0.1	0.5	20.0%	61.7	96.6	63.9%
Jun’ 17	0.3	0.8	37.5%	75.3	113.8	66.2%
Sep’17	0.7	2.3	30.4%	88.7	131.6	67.4%
Dec’17	2.9	9.4	30.9%	101.9	148.2	68.8%
Mar’ 18	4.6	14.4	31.9%	115.7	161.6	71.6%
Jun’ 18	7.3	22.2	32.9%	125.4	171.7	73.0%
Sep’18	11.0	33.7	32.6%	132.9	180.0	73.8%
Dec’18	16.9	46.1	36.7%	140.8	190.5	73.9%
Mar’ 19	23.1	59.8	38.6%	145.9	192.3	75.9%
Jun’19	27.6	65.1	42.4%	143.7	190.4	75.5%
Sep’19	23.9	67.5	35.4%	140.8	185.1	76.1%

•                      Portfolio products continued to be the main driver of revenue growth, contributing nearly 80% to the total revenue.

“Our performance this quarter was better than we expected,” commented Mr. Karl Zhang, CooTek’s Co-Founder and Chairman. “Thanks to our fast-growing in-house ads network, CooTek Ads Platform, and other successful initiatives, we have mitigated the impact on monetization and user growth resulting from Google’s decision on July 17th, 2019 regarding our access to Google Play and Google Admob. Our business started to bounce back as both our daily revenue and the number of daily active users regained growth momentum. This is testament to our strong execution, core competency and unique value proposition built on our sophisticated capabilities to drive user growth leveraging our in-depth user insights. We are optimistic about the coming quarter and our long-term growth. We will continue to drive growth momentum by launching new and innovative products, retaining our users, and facilitating their greater engagement with our products.”

Third Quarter 2019 Financial Results

Net Revenues

(in US$ thousands, except percentage)	3Q 2019	2Q 2019	3Q 2018	QoQ % Change	YoY % Change

Mobile Advertising Revenue	30,548	36,651	36,332	(17)%	(16)%
Other Revenue	722	942	455	(23)%	59%
Total Net Revenues	31,270	37,593	36,787	(17)%	(15)%

Net revenues for the third quarter were US$31.3 million, a decrease of 15% from US$36.8 million during the third quarter of 2018 and a decrease of 17% from US$37.6 million last quarter. The sequential decrease was primarily due to Google’s decision to disable some of our global portfolio apps.

Mobile advertising revenue for the third quarter was US$30.5 million, a decrease of 16% from US$36.3 million during the third quarter of 2018 and a decrease of 17% from US$36.7 million last quarter.

Portfolio products accounted for approximately 81%, TouchPal Smart Input accounted for approximately 2% and TouchPal Phonebook accounted for approximately 17% of the mobile advertising revenue for the third quarter of 2019.

Cost and Operating Expenses

	3Q 2019		2Q 2019		3Q 2018		QoQ %	YoY %
(in US$ thousands, except percentage)	US$	% of revenue	US$	% of revenue	US$	% of revenue	Change	change

Cost of revenues	3,912	13%	3,982	11%	3,408	9%	(2)%	15%
Sales and marketing	33,463	107%	32,693	87%	22,546	61%	2%	48%
Research and development	6,933	22%	7,649	20%	5,169	14%	(9)%	34%
General and administrative	3,387	11%	7,773	21%	2,962	8%	(56)%	14%
Other operating income, net	(58)	0%	(103)	(0)%	(13)	0%	(44)%	346%
Total Cost and Expenses	47,637	153%	51,994	139%	34,072	93%	(8)%	40%

Share-based compensation expenses by function
Cost of revenues	25	0.1%	23	0.1%	15	0.0%	9%	67%
Sales and marketing	32	0.1%	61	0.2%	33	0.1%	(48)%	(3)%
Research and development	700	2.2%	946	2.5%	501	1.4%	(26)%	40%
General and administrative	129	0.4%	158	0.4%	109	0.3%	(18)%	18%
Total share-based compensation expense	886	2.8%	1,188	3.2%	658	1.8%	(25)%	35%

Cost of revenues for the third quarter was US$3.9 million, representing a 15% increase from US$3.4 million during the same period last year and a 2% decrease from US$4.0 million last quarter. The year-over-year increase was mainly due to an increase in operational and maintenance related expenses as the Company’s businesses expanded. The sequential decrease was primarily due to the decrease in VoIP-related expenses as a result of continuous improvement in telecommunication services utilization efficiency.

Gross profit for the third quarter was US$27.4 million, a 18% decrease from US$33.4 million during the same period last year and a decrease of 19% from US$33.6 million last quarter. Gross profit margin was 87.5%, compared to 90.7%in the same period last year and 89.4% last quarter.

Sales and marketing expenses for the third quarter were US$33.5 million, an increase of 48% from US$22.5 million during the same period last year and an increase of 2% from US$32.7 million last quarter. As a percentage of total revenue, sales and marketing expenses accounted for 107% compared with 61% during the same period last year, and 87% during last quarter. The year-on-year increase in sales and marketing expenses as a percentage of total net revenue was primarily due to the increased investment in user acquisition in line with the business expansion trend.

Research and development expenses for the third quarter were US$6.9 million, an increase of 34% from US$5.2 million during the same period last year and a decrease of 9% from US$7.6 million last quarter. The year-on-year increase was primarily due to the increased cost associated with technology R&D staff. As a percentage of total net revenue, research and development expenses accounted for 22%, as compared to 14% during the same period last year and 20% last quarter.

General and administrative expenses for the third quarter were US$3.4 million, an increase of 14% from US$3.0 million during the same period last year and a decrease of 56% from US$7.8 million last quarter. The sequential decrease was mainly due to the accrued provision for bad debt of US$4.7 million in last quarter. As a percentage of total net revenue, general and administrative expenses accounted for 11%, compared to 8% during the same period last year and 21% during last quarter.

Other operating income, net for the third quarter was US$0.06 million, compared with other operating income, net US$0.01 million during the same period last year and other operating income, net US$0.1 million last quarter. For the third quarter of 2019, the other operating income, net mainly consisted of government subsidies received by the Company and contingent liabilities for intellectual property infringement lawsuit during our business.

Net loss for the third quarter was US$16.2 million, as compared with net income of US$2.8 million during the same period last year and net loss of US$14.1 million last quarter.

Adjusted net income (loss), a non-GAAP financial measure, represents net income (loss) excluding share-based compensation. Adjusted net loss for the third quarter was US$15.4 million, compared with adjusted net income of US$3.5 million in the same period last year and adjusted net loss of US$12.9 million last quarter. The greater loss compared to last quarter was mainly due to the decrease in revenue while total operation cost remained stable in scale excluding bad debt provision impact.

In US$ thousands, except percentage	3Q 2019	2Q 2019	3Q 2018	QoQ % Change	YoY % change

Net (loss) income	(16,246)	(14,126)	2,798	15%	(681)%
Add: Share-based Compensation related to share options and restricted share units	886	1,188	658	(25)%	35%
Adjusted Net (Loss) Income (Non-GAAP)	(15,360)	(12,938)	3,456	19%	(544)%

Basic and diluted net loss per ADS were US$0.26 and US$0.26 in the third quarter of 2019, and basic and diluted Adjusted net loss (Non-GAAP) per ADS were US$0.24 and US$0.24 in this period.

Balance Sheets and Cash Flows

As of September 30, 2019, Cash and cash equivalents and restricted cash was US$56.3 million compared to US$62.8 million as of June 30, 2019.

Net cash outflow from operating activities during the third quarter of 2019 was US$6.7 million, compared to inflow from operations of US$5.3 million for the same period in 2018 and outflow of US$8.9 million during the last quarter. The cash outflow from operating activities during the third quarter of 2019 was the result of the loss from operations.

Share Repurchase Plan

On November 26, 2018, the Company announced a share repurchase program (the “2018 Program”) whereby the Company is authorized to repurchase its own Class A ordinary shares in the form of ADSs with an aggregate value of up to US$15 million during the 12-month period from November 30, 2018. As of September 30, 2019, the Company had used an aggregate of US$12 million to repurchase 1.4 million ADSs and legally cancelled 0.6 million ADSs of the repurchased ADSs. As of September 30, 2019, the Company recorded treasury shares of US$6.5 million for the outstanding repurchased shares and netted the cancellation of treasury stock of US$5.7 million with additional paid in capital.

The Company will early terminate the 2018 Program on November 20, 2019, and take effect a new share repurchase program on the same day.  In the new share repurchase program, the Company is authorized to repurchase its class A ordinary shares in the form of American depository shares with an aggregate value of up to US$6 million during the 6-month period starting from November 20, 2019. The Company expects to fund the repurchases under this program with its existing cash balance.

“We announce a new share repurchase program which reflects our confidence in the long-term growth and the value of our business” commented Mr. Karl Zhang, CooTek co-founder and Chairman.

Business Outlook

For the fourth quarter of 2019, CooTek raises its revenue expectation by 28% to about US$48 million, representing 2% increase year-over-year.

For the fiscal year of 2019, CooTek raises its expected total revenue to about US$157 million from previously forecasted US$145 million, representing a 17% increase year-over-year.

Conference Call and Webcast

CooTek’s management team will host a conference call at 8:00 AM U.S. Eastern Time on Monday, November 18, 2019 (9:00 PM Beijing Time on the same day), following the results announcement.

The dial-in details for the live conference call are:

United States: 1-888-346-8982

Hong Kong: 800-905-945

China: 4001-201-203

International: 1-412-902-4272

Please dial in 15 minutes before the call is scheduled to begin. When prompted, ask to be connected to the CooTek (Cayman) Inc. call.

A live webcast and archive of the conference call will be available on the Investor Relations section of CooTek’s website at https://ir.cootek.com/.

About CooTek (Cayman) Inc.

CooTek is a fast-growing global mobile internet company. The mission of CooTek is to empower everyone to express themselves and enjoy relevant content seamlessly. The Company’s user-centric and data-driven approach has enabled it to release appealing products to capture mobile internet users’ ever-evolving content needs and helps it rapidly attract targeted users. Focusing on 5 verticals of fitness, lifestyle, healthcare, short videos and entertainment, CooTek has developed multiple rapidly growing content-rich portfolio apps with news feed to deliver relevant content.

Non-GAAP Financial Measure

To supplement the unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), the Company uses non-GAAP financial measure of adjusted net (loss) income that is adjusted from results based on GAAP to exclude the impact of share-based compensation, and Adjusted EBITDA that is net (loss) income excluding interest income and expense, income taxes, depreciation, and share-based compensation. The measure should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

The Company believes that the non-GAAP measure help identify underlying financial and business trends relating to the Company’s results of operations that could otherwise be distorted by the effect of certain expenses that the Company include in (loss) income from operations and net (loss) income. By making the Company’s financial results comparable period over period, the Company believes adjusted net (loss) income and Adjusted EBITDA provides useful information to better understand the Company’s historical business operations and future prospects and allows for greater visibility with respect to key metrics used by the management in financial and operational decision-making. In order to mitigate these limitations, the Company has provided specific information regarding the GAAP amounts excluded from the non-GAAP measure. The table at the bottom of this press release includes details on the reconciliation between GAAP financial measure that is most directly comparable to the non-GAAP financial measure the Company has presented.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. CooTek may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about CooTek’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: CooTek’s mission and strategies; future business development, financial conditions and results of operations; the expected growth of the mobile internet industry and mobile advertising industry; the expected growth of mobile advertising; expectations regarding demand for and market acceptance of our products and services; competition in mobile application and advertising industry; and relevant government policies and regulations relating to the industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and CooTek does not undertake any obligation to update such information, except as required under applicable law.

For investor enquiries, please contact:

CooTek (Cayman) Inc.

Jean Zhang

Email: IR@cootek.com

Christensen
In China
Mr. Christian Arnell
+86-10-5900-1548
carnell@christensenir.com

In US
Ms. Linda Bergkamp
+1-480-614-3004
lbergkamp@christensenir.com

CooTek (Cayman) INC.

Unaudited Condensed Consolidated Statement of Operations

(in thousands, except for share and per share data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,
	2018	2019	2019	2018	2019
	US$	US$	US$	US$	US$

Net revenues	36,787	37,593	31,270	87,065	108,900
Cost of revenues	(3,408)	(3,982)	(3,912)	(11,446)	(11,435)
Gross Profit	33,379	33,611	27,358	75,619	97,465
Operating expenses:
Sales and marketing expenses	(22,546)	(32,693)	(33,463)	(48,892)	(93,534)
Research and development expenses	(5,169)	(7,649)	(6,933)	(13,491)	(21,198)
General and administrative expenses	(2,962)	(7,773)	(3,387)	(7,104)	(13,504)
Other operating income, net	13	103	58	83	229
Total operating expenses	(30,664)	(48,012)	(43,725)	(69,404)	(128,007)
Income (loss) from operations	2,715	(14,401)	(16,367)	6,215	(30,542)
Interest income, net	37	229	118	108	709
Foreign exchange (loss) gain	46	48	3	(13)	(365)
Income (loss) before income taxes	2,798	(14,124)	(16,246)	6,310	(30,198)
Income tax expense	—	(2)	—	—	(2)
Net income (loss)	2,798	(14,126)	(16,246)	6,310	(30,200)
Net income (loss) per ordinary share
Basic	0.001	(0.004)	(0.005)	0.002	(0.01)
Diluted	0.001	(0.004)	(0.005)	0.002	(0.01)
Weighted average shares used in calculating net income (loss) per ordinary share
Basic	898,393,690	3,163,372,938	3,148,392,266	898,393,690	3,163,501,054
Diluted	1,038,101,836	3,163,372,938	3,148,392,266	1,021,309,169	3,163,501,054
Non-GAAP Financial Data
Adjusted Net Income (loss)	3,456	(12,938)	(15,360)	7,858	(26,983)
Adjusted EBITDA	3,662	(12,547)	(14,469)	8,558	(25,594)

Unaudited Condensed Consolidated Balance Sheets

(in thousands, except for share and per share data)

	As of
	June 30, 2019	September 30, 2019
	US$	US$

ASSETS
Current assets:
Cash and cash equivalents	62,774	56,270
Accounts receivable, net of allowance for doubtful accounts of $4,665 as of June 30, 2019 and $3,249 as of September 30, 2019, respectively	24,659	19,408
Prepaid expenses and other current assets	5,954	6,481
Total current assets	93,387	82,159
Long-term investments	500	500
Property and equipment, net	6,370	6,170
Other non-current assets	377	282
TOTAL ASSETS	100,634	89,111
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	26,098	28,514
Short-term bank borrowings	1,394	5,100
Accrued salary and benefits	4,410	3,868
Accrued expenses and other current liabilities	2,402	2,797
Deferred revenue	319	584
Total current liabilities	34,623	40,863
Other non-current liabilities	548	592
TOTAL LIABILITIES	35,171	41,455

Unaudited Condensed Consolidated Balance Sheets (continued):

(in thousands, except for share and per share data)

	As of
	June 30, 2019	September 30, 2019
	US$	US$

Shareholders’ Equity:
Ordinary shares	32	32
Treasury Stock	(4,288)	(6,503)
Additional paid-in capital	201,474	202,458
Accumulated deficit	(130,707)	(146,952)
Accumulated other comprehensive loss	(1,048)	(1,379)
Total Shareholders’ Equity	65,463	47,656
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	100,634	89,111

Unaudited Condensed Consolidated Statement of Cash Flows

(in thousands, except for share and per share data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,
	2018	2019	2019	2018	2019
	US$	US$	US$	US$	US$

Net cash provided by (used in) operating activities	5,265	(8,876)	(6,689)	9,805	(18,899)
Net cash used in investing activities	(915)	(2,798)	(775)	(1,863)	(4,097)
Net cash (used in) provided by financing activities	(2,463)	(2,678)	1,494	(3,565)	(5,233)
Net increase (decrease) in cash and cash equivalents	1,887	(14,352)	(5,970)	4,377	(28,229)
Cash, cash equivalents, and restricted cash at beginning of period	27,689	77,283	62,774	27,026	84,860
Effect of exchange rate changes on cash and cash equivalents	(128)	(157)	(534)	(1,955)	(361)
Cash, cash equivalents, and restricted cash at end of period	29,448	62,774	56,270	29,448	56,270

Reconciliations of GAAP and Non-GAAP Results

(in thousands, except for share and per share data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,
	2018	2019	2019	2018	2019
	US$	US$	US$	US$	US$

Net income (loss)	2,798	(14,126)	(16,246)	6,310	(30,200)
Add:
Share-based compensation related to share options and restricted share units	658	1,188	886	1,548	3,217
Adjusted Net Income (Loss) (Non-GAAP)*	3,456	(12,938)	(15,360)	7,858	(26,983)
Add:
Interest income, net	(37)	(229)	(118)	(108)	(709)
Income taxes	—	2	—	—	2
Depreciation	243	618	1,009	808	2,096
Adjusted EBITDA (Non-GAAP)*	3,662	(12,547)	(14,469)	8,558	(25,594)

* The tax impact to the non-GAAP adjustments is zero.